July 12, 2005


Mr. David Stadnyk
President, Treasurer and Director
Patch International, Inc.
666 Burrard Street, Suite 1220
Vancouver, British Columbia V6C 2X8


	Re:	Patch International, Inc.
		10-KSB for the fiscal year ended May 31, 2004
		Filed October 18, 2004
		Response letter dated June 9, 2005
      File No. 000-28627


Dear Mr. Stadnyk:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

10-KSB for the fiscal year ended May 31, 2004

General

1. In your letter dated June 9, 2005, several of your responses indicate you will clarify or make changes to future filings.
Please
ensure the changes you indicate you will make are included in your amendment to the 2004 Form 10-K.

Note 3 - Acquisition of Subsidiary, page F-7

2. In response to comment 7 from our letter dated May 27, 2005, you explain the reasons you considered Patch Energy to be the acquiring entity in the reverse acquisition of Praxis Pharmaceuticals. Please include a similar discussion in your amendment to the 2004 Form 10-K, so that readers will also understand the reasons for the characterization of Patch Energy as the acquirer.

Note 5 - Available-For-Sale Securities, page F-8

3. We note your response to comment 8 from our letter dated May
27,
2005, indicating that you attributed a 20% discount to each of three factors in determining the discounted value of your investment, and that you plan to reduce this discount gradually as you approach the date that your investment shares are no longer restricted, when the investment will be reflected at market value. Given that your shares are restricted from trading, the guidance in paragraph 3(a) and footnote 2 of SFAS 115 would seem to preclude accounting for your investment shares as available-for-sale securities. Please refer to paragraph 6(a) of APB 18 for guidance in applying the cost method of accounting for your investment, until readily determinable market prices are available and you are able to follow the guidance in paragraphs 12 and 13 of SFAS 115.


Engineering comments

Reserve Quantity Information (Unaudited), page F-15

4. Your response to comment 10 from our letter dated May 27, 2995 states that your reserve estimates were prepared in accordance with the Canadian Oil and Gas Evaluation Handbook. Your reserve estimates must comply with Rule 4-10(a) of Regulation S-X. Please affirm to us that your estimates adhere to Rule 4-10 or amend your document to make it so. Guidance is available at our website, http://www.sec.gov/divisions/corpfin.shtml| Current Issues and Rulemaking Projects Outline| Outline in PDF format| Clarification of
Oil and Gas Reserve Definitions and Requirements.


Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3704
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. David Stadnyk
Patch International, Inc.
July 12, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010